

Mail Stop 4561

June 12, 2009

Michael K. Simon
Chief Executive Officer
LogMeIn, Inc.
500 Unicorn Park Drive
Woburn, MA 01801

> **Re: LogMeIn, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 21, 2009**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed June 11, 2009**
> **File No. 333-148620**

Dear Mr. Simon:

We have reviewed your filings and have the following comments.

Executive Compensation

Compensation Discussion and Analysis, page 72

1. We refer to comment 2 of our prior letter dated March 6, 2009 and note that you have revised your filing to include certain previously removed portions of the summary compensation information for 2007. However, your revisions exclude the discussion of the effect of individual performance on base salary compensation previously disclosed in Amendment No. 4 and required by Item 402(b)(2)(vii) of Regulation S-K. Please revise your filing to provide additional detail and an analysis of how individual performance contributed to actual base salary compensation for the named executive officers for all periods covered in your executive compensation section, including fiscal years 2007 and 2008.

<p style="text-align:center">*   *   *   *   *</p>

Michael K. Simon
LogMeIn, Inc.
June 12, 2009
Page 2

If you have questions or comments on the financial statements and related matters, please contact Chris Davis, Assistant Chief Accountant, at (202) 551-3408. Please contact Michael F. Johnson at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (781) 966-2100
        Lee Schindler, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP